FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

                         For the month of December, 2009

                         Commission File Number: 0-19415


                         MAGIC SOFTWARE ENTERPRISES LTD.
                 (Translation of Registrant's Name into English)

                    5 HaPlada Street, Or-Yehuda, Israel 60218
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                        Form 20-F |_|      Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                              Yes |_|      No |_|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.    Magic Software Announces Distribution of Cash Dividend
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PRESS RELEASE


             Magic Software Announces Distribution of Cash Dividend


Or-Yehuda, Israel, December 29, 2009 - Magic Software Enterprises Ltd. (NASDAQ:
MGIC), a global provider of application platforms and business and process integration solutions, announced today that its board of directors has declared a cash dividend in the amount of US$0.50 per share and in the aggregate amount of approximately US$16.0 million.

The dividend is payable January 25, 2010 to all of the Company's shareholders of record at the close of the NASDAQ Global Market on January 11, 2010. In accordance with Israeli tax law, the Company will deduct 20% withholding tax of the dividend amount payable to each shareholder, subject to applicable exemptions. The Company has not established a dividend policy with respect to future dividend distributions

The dividend will be paid in US dollars on the ordinary shares of Magic Software Enterprises that are traded on the Tel Aviv Stock Exchange (TASE), and on the ordinary shares of Magic Software Enterprises that are traded on the NASDAQ Global Market.

                                    -- ## --

About Magic Software
Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of multiple-mode application platform solutions - including Full Client, Rich Internet Applications (RIA), Mobile or Software-as-a-Service (SaaS) modes - and business and process integration solutions. Magic Software has offices in 10 countries and a presence in over 50, as well as a global network of ISV's, system integrators, value-added distributors and resellers, and consulting and OEM partners. The company's award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software's technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software and its products and services, visit www.magicsoftware.com, and for more about our industry related news, business issues and trends, read the Magic Software Blog.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. All other trademarks are the trademarks of their respective owners.

Press contacts:

Amit Birk
Vice President M&A and General Counsel
Magic Software Enterprises Ltd.
Tel. +972 (0)3 538 9480
Email: abirk@magicsoftware.com
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2009                     Magic Software Enterprises Ltd


                                            By: /s/ Amit Birk
                                                --------------------------------
                                                Amit Birk
                                                VP, General Counsel
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EXHIBIT INDEX

Exhibit Number        Description of Exhibit

10.1                  Magic Software Announces Distribution of Cash Dividend

                                                                    Exhibit 10.1